FSD PHARMA INC.

(FORMERLY CENTURY FINANCIAL CAPITAL GROUP INC.)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE NINE MONTH PEROD ENDED SEPTEMBER 30, 2018

INTRODUCTION

The following Management Discussion and Analysis (“MD&A”) of FSD Pharma Inc. ("FSD" or the “Company”) is prepared with information as at November 29 2018 and provides an analysis of the Company’s performance and financial condition as at and for the nine-month period ended September 30 2018 as well as an analysis of future prospects. The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, comprised of independent directors. The audit committee reviews this disclosure and recommends its approval by the Board of Directors.

Prior to the Transaction described below in "General Overview - Acquisition of FV Pharma Inc.", the Company (as Century Financial Capital Group Inc.) had a fiscal year end of August 31st. As the Transaction with FV Pharma Inc. ("FV Pharma") resulted in a reverse takeover of the Company, FV Pharma is now deemed to be the reporting company and financial results will be reported on a consolidated basis in future periods using FV Pharma's fiscal year end of December 31st.

This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited consolidated financial statements of FV Pharma for the years ended December 31 2017 and 2016 and the unaudited interim consolidated financial statements for the nine months ended September 30 2018, together with the notes thereto. All amounts are in Canadian dollars unless otherwise specified. The financial statements of the Company, along with Certifications of Annual and Interim Filings, news releases and other information, are available on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) under FSD Pharma Inc. at www.sedar.com.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (ii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

FORWARD-LOOKING STATEMENTS

The information provided in this document, including information incorporated by reference, may contain "forward- looking statements" about the Company and its wholly owned subsidiary, FV Pharma Inc. ("FV Pharma"). In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company or FV Pharma that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company or FV Pharma that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward- looking statements, including, but not limited to, statements preceded by, followed by or that include words such as "may", "will", "would", "could", "should", "believes", "estimates", "projects", "potential", "expects", "plans", "intends", "anticipates", "targeted", "continues", "forecasts", "designed", "goal", or the negative of those words or other similar or comparable words.

Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations of the party making the statement and assumptions concerning future events, which are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which was expressed or implied by such forward looking statements, including, but not limited to, risks and uncertainties related to:

• the regulation of the medical cannabis industry in Canada;

• the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest; and

• other risks described herein and described from time to time in documents filed by the Company with Canadian securities regulatory authorities.

The forward-looking statements contained herein are based on certain key expectations and assumptions, including: (i) expectations and assumptions concerning timing of receipt of required shareholder and regulatory approvals, including with respect to the receipt of required licenses and third party consents, if any; and (ii) expectations and assumptions concerning the success of the operations of the Company.

With respect to the forward-looking statements contained herein, although the Company and FV Pharma believe that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements, because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the availability of sources of income to generate cash flow and revenue; the dependence on management and directors; risks relating to the receipt of the required licenses, risks relating to federal and provincial regulations applicable to the production and sale of cannabis, risks relating to additional funding requirements; due diligence risks; exchange rate risks; risks relating to non-controlling interests; potential conflicts of interest; and potential transaction and legal risks, as more particularly described under the heading "Risks and Uncertainties" below.

Consequently, all forward-looking statements made in this and other documents of the Company or FV Pharma, as applicable, are qualified by such cautionary statements and there can be no assurance that the anticipated results or developments will actually be realized or, even if realized, that they will have the expected consequences to or effects on the Company and FV Pharma. The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that the Company, FV Pharma and/or persons acting on their behalf may issue. Neither the Company nor FV Pharma undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required under securities legislation.

Market and Industry Data

This management's discussion and analysis includes market and industry data that has been obtained from third party sources, including industry publications. The Company believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Company has not independently verified any of the data from third party sources referred to or ascertained the underlying economic assumptions relied upon by such sources.

GENERAL OVERVIEW

The Company was formed under the provisions of the Business Corporations Act (Ontario) (the "OBCA") on November 1 1998 pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Corporation, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. On May 24 2018 pursuant to the Articles of Amendment, the Company changed its name to "FSD Pharma Inc.". The head office of the Company is located at 1 Rossland Road West, Suite 202, Ajax, Ontario, L1Z 1Z2.

Currently, the Class B Subordinate Voting Shares of the Company are posted for trading in Canada on the Canadian Securities Exchange under the trading symbol "HUGE", in the United States of America on the OTC under the trading symbol "FSDDF", and on the Frankfurt Exchange under the “WKN: A2JM6M” and the ticker symbol “0K9".

Prior to August 2016, the Company was engaged in the leasing of various kinds of operating and manufacturing equipment such as industrial and construction machinery. All leases have since been written off and the Company was inactive until March 9 2018 when the Company entered into agreements to acquire FV Pharma Inc. ("FV Pharma"), which was completed on May 24 2018. The acquisition of FV Pharma constituted a change of business for the Company (see Acquisition of FV Pharma" below).

FV Pharma is a Licensed Producer of medical cannabis in Canada under the Access to Cannabis for Medical Purposes Regulations (Canada) (the "ACMPR") and is committed to transforming its facilities into one of the largest hydroponic indoor cannabis facilities in the world. FV Pharma intends to target all legal aspects of the cannabis industry, including cultivation, processing, manufacturing, extracts, and research and development.

On June 21 2018, Bill C-45 (the Cannabis Act) formally received Royal Assent in Canada’s Parliament. The bill officially became law on October 17 2018 when retail sales began. The law effectively signals the end of 95 years of prohibition on the sale and consumer use of cannabis in Canada, a historic moment for Canadians and the cannabis sector. Canada is the first G7 country to legalize the adult consumer use of cannabis. The Cannabis Act puts into place a new, strict framework for controlling the production, distribution, sale and possession of cannabis in Canada.

Acquisition of FV Pharma

The Company executed a definitive business combination agreement on March 9 2018 with FV Pharma (the "Definitive Agreement"), whereby FV Pharma would be combined with the Company to continue the business of FV Pharma as a medical cannabis producer under the Access to Cannabis for Medical Purposes Regulations (Canada) (the "ACMPR").

Under the terms of the Definitive Agreement, the Transaction was completed by way of a "three-cornered amalgamation" pursuant to the provisions of the Business Corporations Act (Ontario), whereby 2620756 Ontario Inc., a wholly-owned subsidiary of the Company amalgamated with FV Pharma (the "Amalgamation"), and the amalgamated entity is now a wholly-owned subsidiary of the Company.

Pursuant to the terms of the Definitive Agreement and in connection with the Amalgamation:

• the Company amended its articles to: (i) amend and designate its outstanding common shares (the "Existing Century Shares") as Class B subordinate voting shares (the "Century Class B Shares"); and (ii) create a new class of Class A multiple voting shares (the "Century Class A Shares");

• holders of outstanding Class A common voting shares of FV Pharma (the "FV Class A Shares") received one (1) Century Class A Share for each one (1) FV Class A Share held;

• holders of outstanding Class B common non-voting shares of FV Pharma (the "FV Class B Shares" and, together with the FV Class A Shares, the "FV Shares"), including FV Class B Shares issued on conversion of the Subscription Receipts, received one (1) Century Class B Share for each one (1) FV Class B Share held; and

• all outstanding options to purchase FV Shares and options to purchase Existing Century Shares were exchanged, on an equivalent basis, for options to purchase Century Class B Shares, and all outstanding warrants to purchase FV Class B Shares and warrants to purchase Existing Century Shares were exchanged, on an equivalent basis, for warrants to purchase Century Class B Shares.

The Definitive Agreement included a number of conditions common to transactions of this type, all of which were satisfied.

FV Pharma License and Facility Overview

The License

FV Pharma is in the business of the production and sale of medical cannabis in accordance with the Access to Cannabis for Medical Purposes Regulations (Canada) (the "ACMPR") pursuant to the Controlled Drugs and Substances Act (Canada) (the “CDSA”).

FV Pharma received its License under section 22(2) of the ACMPR on October 13 2017. The License permits FV Pharma to acquire cannabis plants and/or seeds for the purpose of initiating plant growth and for conducting analytical testing.

The License does not currently permit FV Pharma to sell medical cannabis. In order to proceed with the sale of medical cannabis, FV Pharma will first have to obtain an amendment to its License from Health Canada. The granting of such an amendment is dependent upon FV Pharma demonstrating compliance with the quality control standards and the Good Production Practices as established under Subdivision D of the ACMPR, as well as Health Canada completing an inspection with respect to record-keeping, security measures, packaging, labelling, shipping and other requirements prescribed by the ACMPR. Health Canada may then issue an extended license which would allow FV Pharma to sell or provide fresh or dried cannabis or cannabis oil to patients of FV Pharma, or such other persons who are permitted to purchase cannabis products under subsection 22(2) of the ACMPR.

The Facility

FV Pharma was incorporated under the OBCA on September 12 2011 as 2298519 Ontario Corp. and changed to its present name, FV Pharma Inc. on September 17 2013. The registered and head office of FV Pharma is located at 1 Rossland Road West, Suite 202, Ajax Ontario, L1Z 1Z2. FV Pharma's plant and operations are located at 520 William Street, Area 4, Bldg. #3, Coburg, Ontario, K9A 3A5 (the "Facility").

FV Pharma’s License permits the cultivation of cannabis at the Facility. FV Pharma acquired the Facility in November 2017 and intends to expand operations into the Facility’s remaining space in 2018 pending approval from Health Canada and raising sufficient financing to complete its proposed capital improvements.

The Facility hosts an existing 620,000 square feet of building space and is famously known as the former KRAFT® food manufacturing facility. The Facility is situated only one hour east of Toronto in Cobourg, Ontario, off the 401 highway and has access by car or rail to Ottawa and Montreal.

The Facility rests on 70 acres of land, 32 of which have been utilized for the current building with the remaining 40 acres available for the staged-phased development of the Facility. Upon completion of its development, FV Pharma expects to achieve a total of approximately 3,800,000 square feet dedicated to cannabis cultivation and related ancillary businesses all under one roof making it one of the largest indoor cannabis cultivation facilities in the world. The Facility has an electrical substation on site, natural gas lines, multiple water intakes, rail lines directly into the Facility and 26 loading docks thereby providing the robust infrastructure necessary to accommodate FV Pharma's expansion plans.

FV Pharma anticipates hiring personnel to grow, process and market their products in compliance with Health Canada requirements. At full capacity in the Facility’s current build-out, the estimated annual production output is approximately 4 million grams of cannabis.

ACMPR Licensing Process Overview

The market for cannabis (including medical cannabis) in Canada is regulated by the CDSA, the ACMPR, the Narcotic Control Regulations and other applicable law. Health Canada is the primary regulator of the industry as a whole. The ACMPR aims to treat cannabis like any other narcotic used for medical purposes by creating conditions for a new commercial industry that is responsible for its production and distribution.

Any applicant seeking to become a licensed producer or seller under the ACMPR is subject to stringent Health Canada licensing requirements. According to Health Canada, effective May 25, 2017, there is a six-step licensing process under the ACMPR:

i. Intake and Initial Screening

When an application is received, it undergoes an assessment by Health Canada for completeness. If an application appears to be complete, it will be assigned an application number. The application number means that the application has completed the assessment. Applicants reference their application number in all correspondence with Health Canada.

The Initial Screening includes an assessment of:

• the proposed business plan;

• the Security Clearance Application Form; and

• record-keeping methods pertaining to security, Good Production Practices, inventory, and destruction methods.

If an application is not complete, depending on the information that is missing, applicants may be contacted by Health Canada to obtain the missing information or the application may be returned to the applicant. Health Canada will also verify that applicants have provided notices to the senior officials with the local government where their proposed site is located.

ii. Detailed Review and Initiation of Security Clearance Process

All information submitted to Health Canada, and any other relevant information, is reviewed by Health Canada to:

• complete the assessment of the application to ensure that it meets the requirements of the regulations;

• establish that the issuance of the license is not likely to create risks to public health, safety or security, including the risk of cannabis being diverted to an illicit market or use; and

• establish that there are no other grounds for refusing the application.

Health Canada thoroughly reviews the application to ensure the level of detail included in the application is sufficient to assess the requirements of the ACMPR and validate the information provided. Consideration is also given by Health Canada to the proposed security measures including those required by Subdivision C of the ACMPR and the description of the storage area for cannabis as required by the Security Directive; the credentials of the proposed quality assurance person to meet the good production requirements outlined in Subdivision D of the ACMPR; and the details listed in the quality assurance report relating to premises, equipment and sanitation program. Physical security plans are reviewed and assessed in detail at this stage.

Licensed producers are required to comply with all applicable provincial/territorial and municipal laws, including zoning restrictions, fire and electrical safety, and environmental legislation (e.g. waste management).

When applying for a license to produce under the ACMPR, a security clearance application form must be submitted for the following individuals:

• the proposed senior person in charge;

• the proposed responsible person in charge;

• the proposed alternate responsible person(s) in charge (if applicable);

• if a producer’s license is issued to an individual, that individual; and,

• if a producer’s license is issued to a corporation, each officer and director of the corporation.

Issuance of License to Produce

Once Health Canada confirms that the requirements of the ACMPR have been met, and the applicant successfully completes the Detailed Review and Initiation of Security Clearance Process stage, a license to produce will be issued.

Introductory Inspection (as cultivation begins)

As part of the Terms and Conditions on the Health Canada licence, a Licensed Producer is required to notify Health Canada as cultivation begins. Once notified, Health Canada will schedule an initial inspection to verify that the Licensed Producer is meeting the requirements of the ACMPR including, but not limited to, the physical security requirements for the site, record-keeping practices and Good Production Practices and to confirm that the activities being conducted by the Licensed Producer to those indicated on the license.

Pre-Sales Inspection

When FV Pharma wishes to add the activity of sale to its existing license, an amendment application must be submitted to the Office of Medical Cannabis. Health Canada will then schedule an inspection to verify that the Company is meeting the requirements of the ACMPR including, but not limited to, Good Production Practices, packaging, labelling, shipping, and record keeping prior to allowing the sale or provision of product.

Issuance of License to Sell

To complete the assessment of the requirements of the ACMPR and establish that adding the activity of sale of cannabis products is not likely to create a risk to public health, safety or security, and to confirm that there are no other grounds for refusing the amendment application, Health Canada reviews the following information:

• results of the pre-sale inspection;

• information submitted in the amendment application to add the activity of sale to the license; and

• any other relevant information.

When the review is completed, an amended license, including the activity of sale, is issued to the Corporation. Once an amended license is issued, the Company can begin supplying cannabis products to registered clients, other Licensed Producer and/or other parties named in subsection 22(2) of the ACMPR, depending on the activities licensed. Health Canada issues separate licenses for dried marijuana, plants and/or cannabis oil.

NARRATIVE DESCRIPTION OF THE COMPANY'S BUSINESS

Business Objectives

The principal business intended to be carried on by the Company is the production of medical cannabis in Canada, through FV Pharma, and subsequently the sale of medical cannabis in Canada. On October 13 2017, FV Pharma received its Licence from Health Canada (see "Risk Factors – Licensing Requirements under the ACMPR").

The Company expects to complete the following over the next 12 months:

Objective	Target Date
Continue capital improvements in the 220,000 phase 1 expansion with Auxly.	Q2 2019
Completion of cultivation throughout the 25,000 sq ft of grow space.	December 2018
Obtain an amendment to its License allowing it to sell cannabis pursuant to the ACMPR	January 2019
Commence sale of cannabis products	January 2019

Significant Events or Milestones

The principal milestones that must occur during the 12-month period following the Amalgamation for the business objectives described above to be accomplished are as follows:

Significant Event or Milestone	Target Date
FV Pharma producing its second batch of dried cannabis	November 2018
Obtain sales license under the ACMPR	January 19
Production and sale of medical cannabis	January 2019
Production of cannabis oils	Q2 2019
Develop distribution channels for products	Dec 2018 – June 2019

Joint Venture with Auxly Cannabis Group Inc.

The Company is a party in a joint venture between its wholly-owned subsidiary, FV Pharma and Auxly Cannabis Group Inc. (TSX.V – XLY) (“Auxly”).

On December 21 2017, FV Pharma announced that it had entered into a letter of intent with Auxly Cannabis Group Inc., and on March 5 2018, the parties entered into a binding definitive agreement (the “Auxly Agreement”). Under the terms of the Auxly Agreement, the parties agreed to combine their respective capabilities to develop certain portions of the Facility in mutually agreed upon phases (each, a “Project Phase”) on identified areas within the Facility (the “Project Facility”). The Auxly Agreement provides that Auxly will assume primary carriage through the implementation of each Project Phase at the Project Facility, including, but not limited to:

• the design of each phase of development at the Facility and the management and supervision of all professional services performed in connection therewith, including architectural services, engineering services, construction services and security services;

• the selection of and provision of Cannabis genetics (e.g. seeds, cuttings or clones) for each phase of development at the Project Facility;

• assisting in the hiring, training and oversight of professional and operational staff;

• assisting in the development and implementation of distribution strategies for all Products produced at the Project Facility including sourcing unique distribution channels for such Products; and

• assisting with the regulatory licensing process including facilitating interaction between FV Pharma and Health Canada.

The Auxly Agreement also provides that Auxly has primary responsibility for financing and/or sourcing the funds required for the capital expenditures for each Project Phase at the Project Facility, to be comprised of both equity and debt financing provided directly by Auxly or by a third party lender arranged for and designated by Auxly. It is expected that capital expenditure funding provided directly by Auxly will be provided by way of equity subscription for Class B Subordinate Shares at a mutually agreed upon premium to the trading price of such shares. Capital expenditure funding arranged by Auxly but provided by a third-party lender will be provided by way of a loan payable by and/or guaranteed by Auxly, on terms to be mutually agreed to by the parties.

As consideration for the services described above, Auxly will be entitled to receive a monthly payment equal to 49.9% of the revenue received by FV Pharma for any retail sales of cannabis derived from each completed Project Phase within the Project Facility (“Product”), less the Total Retail Costs of FV Pharma, subject to adjustment in certain circumstances. Auxly also has the right to direct the sale of up to 49.9% of Product on a wholesale basis, for which Auxly is entitled to receive a payment equal to the difference between the wholesale transfer price of such Product less the Total Wholesale Costs of FV Pharma.

“Total Retail Costs” is equal to the cultivation, shipping, packaging and marketing costs associated with producing the Product plus a mark-up of 10%

“Total Wholesale Costs” is equal to the cultivation, shipping and packaging costs associated with producing the Product plus a mark-up of 10%.

In addition, until such time that FV Pharma generates its first revenue from the sale of cannabis products at the Facility, under partnership with Auxly, Auxly will provide up to 50% of the mutual agreed upon working capital funding necessary to operate such portion of the Facility.

The first phase of the buildout of the FV Pharma facility (the “Facility”) in Cobourg, Ontario has been approved in an updated construction and development budget provided by Auxly. Of the current 620,000 square feet of building space available, 220,000 square feet will be developed and fully funded. As part of this project, Auxly will contribute $55,000,000 to buildout the Facility.

The 220,000 square feet of cultivation and ancillary space will include a research and development lab focused on advancements in LED lighting, nutrient testing, breeding and genetics research. The first phase will also contain a dedicated space for large-scale extraction capabilities. The Company expects first phase construction to be completed and ready for Health Canada approval by the end of December 2018. Pending regulatory approval, the Company expects to plant the first harvest in the first phase by the end of January 2019. FSD retains a 50.1% stream (after all operating expenses are recovered plus a ten percent profit is paid to FSD) of all cannabis and cannabis- derived products produced at the Facility, under partnership with Auxly in perpetuity.

As part of the updated construction budget, the Facility will implement several technological advancements in order to increase energy efficiency and post-harvest process automation. These advancements are anticipated to benefit the environment and the community of Cobourg through less demand on the local electricity grid and will reduce operating expenses to the Company.

Strategic Alliance with SciCann Therapeutics Inc.

On June 6 2018, the Company announced that FV Pharma had entered into a strategic alliance with SciCann Therapeutics Inc. (“SciCann”) by executing a binding Memorandum of Understanding (the "MOU") dated May 28, 2018, pursuant to which FV Pharma shall invest up to $3M in SciCann for a 15% equity stake.

In addition, FV Pharma will receive an exclusive license in Canada for the production and distribution of a line of proprietary cannabinoid-based, patent pending and indication-specific products developed by SciCann.

Under the MOU, FV Pharma shall receive premium access to the cannabinoid scientific research platform developed by SciCann in Israel, which includes a network of leading researchers, academic institutions and medical centers. This platform will enable FV Pharma to execute a series of rigorous clinical studies for cannabis- based products in a highly time and cost-efficient environment, to fulfil its stated goal of becoming the global leader in the new emerging field of clinically proven cannabinoid-based therapies.

The partnership provides FV Pharma premium access directly to the heart of Israel’s thriving cannabis scientific R&D ecosystem. Through this platform, FV Pharma will be able to perform a large set of pre-clinical and clinical rigorous studies with novel cannabis medical products, and thus position itself as a leading developer and distributor of pharmaceutical grade medical cannabis therapies, tested and verified in a strict scientific way. In addition, it would bring the novel and patent pending line of indication-specific products developed by SciCann to patients in Canada.

On August 23 2018, the Company reported that SciCann achieved positive results in a pre-clinical efficacy study of its proprietary “Steady Stomach” CBD combination product for Inflammatory Bowel Disease (IBD).

On September 23 2018 FSD Pharma and Sci Cann Therapeutics launch cardiovascular research program in Tel Aviv University. The new research program is aimed at the development of novel and proprietary cannabinoid-based treatments for the prevention and treatment of atherosclerosis, the underlying factor for most cases of stroke and cardiac stenosis events in the western world.

The “Steady Stomach” product is a patent-pending combination of Cannabidiol (CBD) together with additional synergistic factors that potentiate and activate the anti-inflammatory properties of CBD, thus making it more effective as a potential treatment for IBD disorders. All active ingredients of the “Steady Stomach” formulation are natural food-grade compounds, thus qualifying it as a CBD food supplement product. Previously completed tox studies in rodents performed by SciCann has demonstrated very high safety profile for the combination product, without any observed adverse events.

The pre-clinical study used a gold standard rodent model of Ulcerative Colitis, and demonstrated a significant 3- fold improved efficacy for the combination product, as compared to CBD alone, in reversing the deleterious effects caused by the colitis induction agent in the study model. Specifically, while the CBD alone arm achieved only a 27% improvement score as compared to the non-treated control arm, the “Steady Stomach” combination treatment arm achieved a 79% improvement score, thus almost completely alleviating the Colitis symptoms induced in the model animals.

Partnership Agreement with Cannara Biotech Inc.

On June 19 2018, the Company announced the signing of a partnership agreement between FV Pharma and Cannara Biotech Inc. (“Cannara”) effective May 31 2018. The agreement creates the ability for the Company to become the largest indoor medical cannabis growing operation in North America. Together, FV Pharma and Cannara have a combined floor space of over 1.245 million square feet of indoor growing capacity.

Under the partnership agreement, FV Pharma will occupy over 105,000 square feet of Cannara’s 625,000 square foot facility, located 45 minutes from downtown Montreal. Similar to the ideal location of FSD Pharma’s former Kraft plant in Cobourg, Ontario, Cannara’s facility is less than one hour from Canada’s second largest city Montreal. This provides the Company with the potential advantage of being able to supply two large cannabis marketplaces in Canada with virtually instant delivery access to both. The new premises will be used for the operation of licensed cannabis cultivation and/or the sale of products namely, dried cannabis, fresh cannabis, cannabis oil, saleable cannabis and other cannabis-derived products for medical purposes and, when formally legalized for recreational purposes, Cannara’s facility is expected to be one of the largest indoor medical cannabis production facilities in Quebec.

On July 24 2018, the Company announced that Cannara closed on a $17.66 million dollar common share equity financing, during which the Company made an additional investment of $1 million. First Republic Capital Corp. was the sole broker for the offering, the proceeds of which will support the first phase build-out at Cannara's Farnham, Quebec facility, as well as fund product development. FSD has applied for a second site license at the Cannara facility.

FSD Pharma currently owns 12.8% of Cannara , a strategic investment that will allow FV Pharma to further expand its output capacity in Quebec, the province with the lowest electricity rates in North America. The market opportunity for cannabis and cannabis-derived products in Quebec is sizable as it is the second largest province by population in Canada. FV Pharma and Cannara will collaborate on many upcoming projects and innovations to bring the highest-quality indoor grown products to the market at the lowest price.

Other Corporate Investments

In order to further its business objectives and broaden its scope, the Company has also made investments in other companies related to the cannabis industry.

	Number of	Percent	Fair value
	shares	Interest	September 30 2018
		(%)	($)

Cannara Biotech Inc.	85,000,000	12,8	15,300,000
Clover Cannastrip Thin Film Technologies Corp.	7,500,000 (a)	17.7	1,500,000
High Tide Inc.	1,649,275 (b)	1.1	2,276,000
SciCann Therapeutics Inc.	117,648	10.5	1,999,991

			20,075,991

(a) Plus an additional 3,750,000 warrants.

(b) Plus an additional 724,638 warrants.

During the quarter ended September 30 2018, the Company purchased a total of 1,649,275 common shares in High Tide Inc. for a total purchase price of $2,200,000. FSD also owns a total of 724,637 warrants that can be exercised at $2.07. High Tide Inc. is currently a private Alberta company that is planning to open outlets in Alberta.

The investment interests are being accounted for as portfolio investments as the Company does not exercise significant influence over the affairs of any of the investees. The fair values of the above-noted investments are calculated based on the most recent private placements.

Other Corporate Activities

On July 23 2018, the Company announced the appointment of Mr. Donal Carroll to the role of Interim CFO, effective immediately. Donal Carroll is a finance executive with 20 years of corporate finance leadership and public company experience, as well as deep expertise in syndicate investing both in equity and debt securities. Mr. Carroll has successfully guided companies for expansion and growth, and has worked with major corporations such as Danaher and Unilever (NYSE:UL). Mr. Carroll was instrumental in major restructuring activities, mergers and acquisitions and the implementations of new internal controls and ERP systems resulting in significant efficiencies through periods of substantial change and strong company growth. Mr. Carroll has been Independent Director of Bird River Resources Inc. and holds a CPA-CMA designation as well as a Bachelor of Commerce degree from University College Dublin (UCD).

On August 2 2018, the Company announced the appointment of Mr. Raza Bokhari to its board of Directors. Dr. Bokhari currently serves as the Chairman & CEO of PCL, a global diagnostic provider of addiction screening and opioid prescription medication monitoring, including designer drugs and synthetic cannabinoids. He is also the managing partner of RBx Capital, LP. Recipient of Philadelphia Business Journal’s “40 under 40” award, physician turned entrepreneur, Dr. Bokhari has over the past several years developed outstanding expertise in aggregating and accelerating life sciences and healthcare services companies. He has a vast knowledge base of developing creative concepts, implementing programs and forming strategic alliances. An effective “change agent”, with several years of experience and expertise in start-up and turn-around businesses, he is adept at turning around financially struggling companies. Dr. Bokhari recognizes the special role of private equity funds, venture capital money, and leveraged debt partners in executing accelerated growth trends in healthcare services and cancer diagnostics and therapeutics.

On August 14 2018, the Company listed its common shares on the Frankfurt exchange and trading under WKN: A2JM6M” and the ticker symbol “0K9.”

SUMMARY OF SELECTED ANNUAL FINANCIAL INFORMATION

Prior to the Transaction described in "General Overview - Acquisition of FV Pharma Inc.", the Company (as Century Financial Capital Group Inc.) had a fiscal year end of August 31st. As the Transaction with FV Pharma resulted in a reverse takeover of the Company, FV Pharma is now deemed to be the reporting company and financial results will be reported on a consolidated basis in future periods using FV Pharma's fiscal year end of December 31st.

The following is selected information from FV Pharma's three most recently completed fiscal year-ends:

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31,
	2017	2016	2015
Annual Information	($)	($)	($)
Total revenue	25,943	-	-
Net income (loss)	(3,524,515)	(176,916)	(190,146)
Income (loss) per share - basic and fully-diluted	(0.00)	(0.00)	(0.00)
Total assets	13,679,694	638,651	699,788
Long-term liabilities	1,265,995	281,164	164,327
Dividends declared	-	-	-

Year ended December 31 2017 and 2016

For the year ended December 31 2017, FV Pharma generated revenue only from sub leasing a small amount of area in its facility in the amount of $ 25,943 as compared to Nil for the year ended December 31, 2016. The Company purchased its facility in November 2017, and therefore did not have any rental income in fiscal 2016. During all of 2016 and the ten and half months ended November 2017, the Company was renting 25,000 square feet of space in the facility, and was in the build out phase in anticipation of becoming a licensed producer.

For the year ended December 31 2017, total expenses increased by $3,298,542 to $3,449,515 from $176,916 for the year ended December 31 2016, primarily from the increase of $484,858 in operating costs and $2,990,600 by an increase in share-based compensation expense.

Net loss for the year ended December 31 2017 was $3,524,515 as compared to a net loss of $176,916.

During the year ended December 31 2017, the Company used cash of $149,865 in operating activities as compared to $75,008 in the year ended December 31 2016. The Company was less active in 2016 as compared to current year, due to cash flow constraints During the year ended December 31 2017, the Company generated net cash of $12,513,249 (2016 - $66,000) in financing activities, mainly from non-brokered private placement financings.

During the year ended December 31 2017, net cash used in investing activities was $7,653,477 as compared to nil during the year ended December 31 2016. In the current year, the Company purchased its facility at 520 Williams Street in Cobourg, Ontario for approximately $5.6 million and spent funds on the renovation of the facility including HVAC systems and some furniture and equipment.

For the year ended December 31 2017, the Company had a net increase in cash of $4,709,907 as compared to a decrease of $6,172 for the year ended December 31 2016. At December 31 2017, the Company had cash on hand in the amount of $4,739,988 (2016- $30,081)

During 2015 and 2016, FV Pharma was essentially inactive.

SELECTED QUARTERLY INFORMATION

The following is selected financial information for the most recent interim periods indicated.

		Net Income (Loss)		Total

	Total Revenue	Total	Per Share	Assets
Quarter Ended	($)	($)	($)	($)
September 30 2018	13,833	(3,018,819)	(0.00)	66,576,844
June 30 2018	29,372	(3,435,409)	(0.00)	52,800,119
March 31 2018	39,983	(3,504,764)	(0.00)	15,331,960

FV Pharma did not produce interim financial information for periods prior to March 31 2018, therefore information for those periods are incomplete or not available.

During the quarter ended September 30 2018, the Company had a net operating loss of $3,018,819 consisting mainly because of consulting fees, salaries, professional fees and advertising incurred to build the Company and create public awareness as well as amounts spent to build its cannabis operations. Due to the application of IFRS 9, the Company elected to flow an increase of $6,876,000 in the fair value of its investments in Cannara Biotech Inc. and High Tide Inc. through its statement of comprehensive income. That election resulted in a net comprehensive income of $3,857,181 during the quarter.

During the nine month period ended September 30 2018, the Company had a net operating loss of $16,188,550 consisting mainly because of consulting fees, salaries and professional fees incurred to complete the reverse takeover transaction between FV Pharma Inc. and FSD Pharma Inc., as well as amounts spent to build its cannabis operations. the Company also incurred a charge of $7,885,144 which represents the excess of the consideration paid over net assets acquired in the takeover transaction between FV Pharma and FSD Pharma. Due to the application of IFRS 9, the Company elected to flow an increase of $14,376,000 in the fair value of its investments in Cannara Biotech Inc. and High Tide Inc. through its statement of comprehensive income. That election resulted in a net comprehensive loss of $1,812,550 during the period.

Restatement of prior reported results: During the prior period ended June 30 2018, the Company reported the amount of $14,749,048 of Listing Fees Expense in error, which resulted in a Net Loss from Operations for the six month period ended June 30 2018 in the amount of $20,033,635 and a Net Comprehensive Loss for the six month period ended June 30 2018 in the amount of $12,533,635. This amount has now subsequently been corrected to $7,885,144, which when applied to the June 30 2018 results, would result in a restated Net Loss from Operations of $13,169,731 and a Net Comprehensive Loss of $5,669,731.

LIQUIDITY AND CAPITAL RESOURCES

During the nine months ended September 30 2018, the Company used cash of $14,321,228 in operating activities as compared to $346,777 in the nine months ended September 30 2017. The Company was less active in 2017 as compared to current year, due to cash flow constraints.

During the nine month period ended September 30 2018, the Company generated net cash of $52,611,687 (nine months ended September 30 2017 - $673,219) in financing activities, mainly from non-brokered private placement financings.

During the nine month period ended September 30 2018, net cash used in investing activities was $9,240,525 as compared to $141, 222 during the nine month period ended September 30 2017.

For the nine month period ended September 30 2018, the Company had a net increase in cash of $29,049,934 as compared to an increase of $185,220 for the nine month period ended September 30 2017.

At September 30 2018, the Company had working capital of $34,479,6704 compared to a working capital balance of $4,121,660 as at the fiscal year ended December 31 2017. The increase in working capital was mainly due to non-brokered private placement financings and exercises of warrants attached to those financings.

At this point in the Company's development, it does not as yet derive revenues from sale of cannabis products; the only revenue it generates is from subleasing an unused portion of its Cobourg facility to unrelated third parties. The Company continues to expend considerable amounts of capital on the development of its business, the continued renovation and build out of its Cobourg facility, salaries and wages for employees and ongoing operating expenses relating to the management of a public reporting issuer.

The Company anticipates that sales revenues will soon be adequate to cover these costs, however, the Company continues to seek additional working capital to pursue its present and future objectives. The Company’s ability to raise funds for future development is largely tied to capital markets and investor interest in cannabis related companies.

The Company’s financial performance is dependent on many external factors (see "Risks and uncertainties" below). These circumstances and events could materially affect the financial performance of the Company.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company's outstanding capital was as follows as at the dates indicated:

	September 30 2018		November 12 2018
	Basic	Fully Diluted	Basic	Fully Diluted
Class A voting	15,000	15,000	15,000	15,000
Class B subordinate voting	1,363,318,765	1,540,842,963	1,372,586,071	875,618,356
Stock options	110,600,000		103,667,000
Warrants	106,062,787		103,142,787

TRANSACTIONS WITH RELATED PARTIES

During the period ended September 30 2018, the Company entered into the following transactions with related parties:

(a) Key management personnel are defined as those individuals having authority and responsibility for planning, directing, and controlling the activities of the Company. For the period ended September 30 2018, the Company's Chief Executive Officer and a director received salary compensation of $144,375 (2017 - $nil). He also received a bonus of $400,000 representing back pay as he had not been paid any remuneration since FV Pharma's inception. He also received a car allowance of $13,500 (2017 - $ nil).

(b) The Company's Vice-President and a director received salary compensation of $206,250 (2017 - $nil). He also received a bonus of $300,000 representing back pay as he had not been paid any remuneration since FV Pharma's inception. He also received a car allowance of $13,500 (2017 - $nil).

(c) A consultant to the Company who was instrumental in introducing SciCann Therapeutics Inc. to the Company (see note 9) was granted a total of 10,000,000 stock options exercisable at $0.10 per Class B share to expire April 9 2023. These options vest as 1/6 on the dates that are 3, 6, 9, 12, 15 and 18 months from date of grant.

(d) Independent directors of the Company are being remunerated at the rate of $40,000 per year with a Chairman of any committee of the Board receiving an additional $10,000 per year. For the period ended September 30 2018. the Company's independent directors were paid the amount of $44,167 (2017 - $nil), which amount is included in accounts payable.

(e) Key management personnel compensation during the period is comprised of:

September 30, 2018
($)

Salaries and benefits	421,792
Bonuses	700,000
Share based payments	1,801,300

All transactions were in the normal course of operations and were recorded at exchange values established, which the consideration is agreed upon by the related parties.

CRITICAL ACCOUNTING ESTIMATES, JUDGEMENTS, ACCOUNTING POLICIES AND PRONOUNCEMENTS

Critical Accounting Estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

(i) the recoverability of accounts receivable that are included in the statement of financial position;

(ii) the estimated useful lives and residual value of property and equipment which are included in the financial statements and the related depreciation included in profit or loss;

(iii) the inputs used in accounting for share based payment transactions and in valuation of warrants included in financial assets at fair value through profit or loss; and

(iv) management's judgment in determining the functional currency of the Company as Canadian Dollars.

Critical accounting judgments

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

(i) the recoverability of accounts receivable that are included in the statement of financial position;

(ii) the revaluation of financial assets and liabilities on an annual basis;

(iii) the estimated useful lives and residual value of property and equipment which are included in the financial statements and the related depreciation included in profit or loss;

(iv) the inputs used in accounting for share based payment transactions and in valuation of warrants included in financial assets at fair value through profit or loss; and

(v) management's judgment in determining the functional currency of the Company as Canadian Dollars.

Income taxes and recovery of deferred tax assets

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements.

Restoration, rehabilitation and environmental obligations

Management's assumption of no material restoration, rehabilitation and environmental exposure, is based on the facts and circumstances that existed in the current and prior periods.

Accounting policies

Reference is made to the Company’s audited financial statements for a full discussion of its significant accounting policies.

Recent accounting pronouncements

Effective January 1 2018, the Company has adopted the following new and revised standards, along with any consequential amendments. These changes were made in accordance with the applicable transitional provisions.

(a) IFRS 2, Share-based Payment (“IFRS 2”) - In June 2016, the IASB issued amendments to IFRS 2, which expands upon the guidance for recognizing a liability for cash-settlement of a share-based payment as well as transactions with a net settlement feature for withholding tax obligations. These amendments are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The adoption of this standard has had no effect on the Company's financial reporting.

(b) IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), was issued in May 2015, which replaced IAS 11, Construction Contracts, IAS 18, Revenue Recognition, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions Involving Advertising Services. IFRS 15 provides a single, principles based five step model that will apply to all contracts with customers with limited exceptions. In addition to the five-step model, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. The incremental costs of obtaining a contract must be recognized as an asset if the entity expects to recover these costs. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities. IFRS 15 is required for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The adoption of this standard has had no effect on the Company's financial reporting.

(c) IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories; amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or fair value through other comprehensive income. The effective date of this standard was January 1, 2018. The Company has adopted this new standard as of its effective date on a modified retrospective basis. The 2017 comparatives were not restated.

(i) Equity instruments at fair value through other comprehensive income (“FVTOCI”)

This category only includes equity instruments, which the Company intends to hold for the foreseeable future and which the Company has irrevocably elected to so classify upon initial recognition or transition. The Company classified its investment as an equity instrument at FVTOCI. Equity instruments in this category are subsequently measured at fair value with changes recognized at other comprehensive income, with no recycling of gains or losses to profit or loss upon derecognition. Equity instruments at FVTOCI are not subject to an impairment assessment under IFRS 9.

(ii) Amortized cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect the contractual cash flows that meet the solely principal and interest (“SPPI”) criterion. Financial assets classified in this category are carried at amortized cost using the effective interest method.

(iii) Fair value through profit or loss

This category includes derivative instruments and equity instruments which the Company has not irrevocably elected, at initial recognition or transition, to classify as FVTOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in profit or loss. The assessment of the Company’s business models was made as of the date of the initial application, January 1, 2018, and then applied retrospectively to those financial assets that were not derecognized before January 1, 2018.

The Company has made the following classifications with respect to its financial instruments:

• Cash and other investments are classified as FVTPL, which is measured at fair value.

• Trade payables are classified as other financial liabilities, which are measured at amortized cost, using the effective interest method.

Financial assets measured at amortized cost, are assessed for indicators of impairment at the end of each reporting period. A financial asset is considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the discounted estimated future cash flows of the financial asset have been impacted.

(iv) Impairment of financial assets

The adoption of IFRS 9 has fundamentally changed the Company’s accounting of impairment losses for financial assets by replacing IFRS 39’s incurred loss approach with a forward-looking expected credit loss (“ECL”) approach. IFRS 9 requires the Company to record an allowance for ECLs for all debt financial assets not held at fair value though profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation of the asset’s original effective interest rate.

Accounting Standards Issued But Not Yet Applied

IFRS 16 Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (‘lessee’) and the supplier (‘lessor'). This standard will replace IAS 17 Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciate lease assets separately from interest on lease liabilities in the consolidated statement of operations. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers. The Company’s contractual obligations in the form of operating leases under IAS 17 will then be reflected on the balance sheet resulting in an increase to both assets and liabilities upon adoption of IFRS 16, and changes to the timing of recognition of expenses associated with the lease arrangements. The Company has not yet analyzed the new standard to determine its impact on the Company’s consolidated statements of financial position and consolidated statements of comprehensive income

RISKS AND UNCERTAINTIES

Many risks are discussed below, but these risk factors should not be construed as exhaustive. There are numerous factors, both known and unknown, that could cause actual results or events to differ materially from forecast results.

The Corporation is Not a Licenced Seller under the ACMPR

On October 13 2017, FV Pharma received its Licence to cultivate cannabis from Health Canada under the ACMPR, but FV Pharma has not yet received a licence to sell medical cannabis. FV Pharma’s ability to sell medical cannabis in Canada is dependent on obtaining an amendment to its License from Health Canada and there can be no assurance that FV Pharma will obtain such an amendment to its License. The timeframes and costs required for FV Pharma or any applicant for a License under the ACMPR to build the infrastructure required, to apply for, and to receive, a License can be significant. The current backlog of applications from other licensees with Health Canada and the anticipated timeframe for processing and approval of any application for a license to sell medical cannabis cannot be reliably determined at this time.

Regulatory Risks

The Company operates in a new industry which is highly regulated and is in a market that is very competitive and evolving rapidly. The proposed activities of the Company will be subject to regulation by governmental authorities, including, but not limited to, Health Canada's Office of Controlled Substances. The Company's business objectives are contingent upon, in part, compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company.

Although the operations of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Company's ability to produce or sell medical cannabis. Amendments to current laws and regulations governing the importation, distribution, transportation and/or production of medical cannabis, more stringent implementation thereof or other unanticipated events could have a material adverse impact on the business, financial condition and operating results of the Company.

Governmental Regulations and Risks

The Company's License is subject to environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non- compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

Government approvals and permits are currently, and may in the future, be required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of medical cannabis or from proceeding with the development of its operations as currently proposed. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Furthermore, amendments to current laws, regulations and permits governing the production of medical cannabis, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Licensing Requirements under the ACMPR

The market for cannabis (including medical cannabis) in Canada is regulated by the ACMPR, the Narcotic Control Regulations, and other applicable law. Health Canada is the primary regulator. The ACMPR aims to treat cannabis like any other narcotic used for medical purposes by creating conditions for a new commercial industry that is responsible for its production and distribution.

The ACMPR will subject the Company to stringent ongoing compliance and reporting requirements. Failure to comply with the requirements of its License or any failure to maintain the License could have a material adverse impact on the business, financial condition and operating results of the Company. Furthermore, the License will have an expiry date of October 13 2020. Upon expiration of the License, the Company will be required to submit an application for renewal to Health Canada containing information prescribed under the ACMPR and any such renewal cannot be assured.

Applicants and Licensed Producers are required to demonstrate compliance with regulatory requirements, such as quality control standards, record-keeping of all activities as well as inventories of cannabis, and physical security measures to protect against potential diversion. Licensed producers are also required to employ qualified quality assurance personnel who ultimately approve the quality of the product prior to making it available for sale. This approval process includes testing (and validation of testing) for microbial and chemical contaminants to ensure that they are within established tolerance limits for herbal medicines for human consumption as required under the Food and Drugs Act, and determining the percentage by weight of the two active ingredients of cannabis, delta-9-Tetrahydrocannabinol and cannabidiol.

Change in Laws, Regulations and Guidelines

The Company’s operations are subject to various laws, regulations and guidelines relating to the manufacture, management, packaging/labelling, advertising, sale, transportation, storage and disposal of medical cannabis, as well as laws and regulations relating to drug, controlled substances, health and safety, the conduct of operations and the protection of the environment.

On February 24 2016, in the case of Allard v Canada, the Federal Court of Canada found the MMPR to be unconstitutional and of no force and effect. The Federal Court suspended the declaration of invalidity for six months in order to give the government time to amend or issue new regulations. In response to the decision in Allard v Canada, on August 11 2016, Health Canada introduced the ACMPR as the new regulatory scheme governing Canada’s medical cannabis program. The ACMPR came into force on August 24 2016.

As of August 24 2016, Health Canada commenced accepting applications from individuals who wish to register to produce a limited amount of cannabis for their own medical purposes or to designate someone to produce cannabis for them. Individuals who were previously authorized to possess and produce cannabis under the MMAR remain authorized to do so by virtue of a Federal Court injunction order. Starting materials such as plants or seeds are to be obtained from Licensed Producers only. Individuals will also continue to have the option to purchase quality controlled medical cannabis from Licensed Producers.

The ACMPR includes provisions regulating production, processing, and labelling of cannabis to ensure quality, safety and predictability of effect. Under the ACMPR, Health Canada will continue to accept and process applications to become a Licensed Producer that were submitted under the former MMPR. Further, all Licenses and security clearances granted under the MMPR will continue under the ACMPR, which means that Licensed Producers can continue to register and supply clients with cannabis for medical purposes. New applicants can continue to apply for Licenses to produce under the ACMPR.

The risks to the business of the Company represented by this or similar actions are that they might lead to court rulings or legislative changes that allow those with existing licenses to possess and/or grow medical cannabis, perhaps allow others to opt out of the regulated supply system implemented through the ACMPR by growing their own medical cannabis, or potentially even legitimize illegal areas surrounding cannabis dispensaries. This could significantly reduce the addressable market for the Company's products and could materially and adversely affect the business, financial condition and results of operations for the Company. While the impact of any of such changes are uncertain and are highly dependent on which specific laws, regulations or guidelines are changed and on the outcome of any such court actions, it is not expected that any such changes would have an effect on the Company's operations that is materially different than the effect on similar-sized companies in the same business as the Company.

In addition, the industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the Company's control and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Company's earnings and could make future capital investments or the Company's operations uneconomic.

On June 30 2016, the Canadian Federal Government established a Task Force to seek input on a new system to legalize and strictly regulate access to cannabis. On April 13 2017, the Canadian Federal Government released Bill C-45, which proposed the enactment of the Cannabis Act, to regulate the production, distribution and sale of cannabis for unqualified adult use, with a target implementation date of no later than July 1 2018. The Canadian Federal Government has since approved Bill C-45 and has announced that it will take effect on October 17 2018. Several recommendations from the Task Force were reflected in the Cannabis Act including, but not limited to, permitting home cultivation, potentially easing barriers to entry into a Canadian recreational cannabis market and restrictions on advertising and branding. These could materially and adversely affect the future business, financial condition and results of operations of the Company.

Limited Operating History

While FV Pharma was incorporated and began carrying on business in 2011 it has yet to generate any substantial revenue. Other than the Facility, the Company has no significant assets or other financial resources. The Company is therefore subject to many of the risks common to early-stage enterprises, including undercapitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of the early stage of operations.

History of Losses

The Company has incurred losses in recent periods. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company's revenues do not increase to offset these expected increases in costs and operating expenses, it will not be profitable.

Volatile Stock Price

The stock price of the Company is expected to continue to be highly volatile and will be drastically affected by governmental and regulatory regimes and community support for the medical cannabis industry. The Company cannot predict the results of its operations expected to take place in the future. The results of these activities will inevitably affect the Company's decisions related to future operations and will likely trigger major changes in the trading price of the Company shares.

Dual Class Share Structure

The Company’s dual class structure has the effect of concentrating voting control and the ability to influence corporate matters with those shareholders. Class A Multiple Voting Shares have 276,660 votes per share and Class B Subordinate Voting Shares have 1 vote per share. Shareholders who hold Class A Multiple Voting Shares together hold approximately 79% of the voting power of the Company’s outstanding voting shares and therefore have significant influence over management and affairs and over all matters requiring shareholder approval.

In addition, because of the voting ratio between Class A Multiple Voting Shares and Class B Subordinate Voting Shares, the holders of Class A Multiple Voting Shares collectively continue to control a majority of the combined voting power of the voting shares even where the Class A Multiple Voting Shares represent a substantially reduced percentage of the total outstanding shares. The different voting rights could diminish the value of the Class B Subordinate Voting Shares to the extent that investors or any potential future purchasers of the Class B Subordinate Voting Shares attribute value to the superior voting or other rights of the Class A Multiple Voting Shares. Holders of the Class B Subordinate Voting Shares will only have a right to vote, as a class, in limited circumstances described in its constating documents.

The concentrated voting control of holders of Class A Multiple Voting Shares limits the ability of Class B Subordinate Voting Shareholders to influence corporate matters and all matters requiring shareholder approval, including the election of directors as well as with respect to decisions regarding amendment of the Company’s share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions.

As a result, holders of Class A Multiple Voting Shares have the ability to influence many matters affecting us and actions may be taken that our Class B subordinate voting shareholders may not view as beneficial. The market price of our Class B Subordinate Voting Shares could be adversely affected due to the significant influence and voting power of the holders of Class A Multiple Voting Shares. Additionally, the significant voting interest of holders of Class A Multiple Voting Shares may discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Class B Subordinate Voting Shares, might otherwise receive a premium for the Class B Subordinate Voting Shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of Class A Multiple Voting Shares.

Future transfers by holders of Class A Multiple Voting Shares will generally result in those shares converting to Class B Subordinate Voting Shares, which will have the effect, over time, of increasing the relative voting power of those holders of Class A Multiple Voting Shares who retain their shares. Such holders could, in the future, control a significant percentage of the combined voting power of Class A Multiple Voting Shares and Class B Subordinate Voting Shares.

Each of the Company's directors and officers owes a fiduciary duty to the Company and must act honestly and in good faith with a view to the best interests of Company. However, any director and/or officer that is a shareholder, even a controlling shareholder, is entitled to vote its shares in its own interests, which may not always be in the interests of the Company's shareholders generally. The holders of the Class A Multiple Voting Shares may also take actions that other shareholders do not view as beneficial, which may adversely affect the Company's results of operations and financial condition and cause the value of an investment to decline.

Risks Inherent in an Agricultural Business

The Company's business may, in the future, involve the growing of medical cannabis, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although all such growing is expected to be completed indoors under climate controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production. In addition, if the Company cannot successfully develop its products, or if the Company experiences difficulties in the development process, such as quality control problems or other disruptions, the Corporation may not be able to develop market-ready commercial products at acceptable costs, which would affect its ability to successfully enter the market.

Energy Costs

The Company's medical cannabis growing operations will consume considerable energy, which will make it vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may, in the future, adversely impact the business of the Company and its ability to operate profitably.

Factors Related to the Facility Which May Prevent Realization of Business Objectives

Any adverse changes affecting the development or construction of the Facility and commencement of production could have a material and adverse effect on the Company's business, financial condition and prospects. There is a risk that these changes or developments could adversely affect the Facility by a variety of factors, including some that are discussed elsewhere in these risk factors and the following:

(a) delays in obtaining, or conditions imposed by, regulatory approvals;

(b) plant design errors;

(c) environmental pollution;

(d) non-performance by third party contractors;

(e) increases in materials or labour costs;

(f) construction performance falling below expected levels of output or efficiency;

(g) breakdown, aging or failure of equipment or processes;

(h) contractor or operator errors;

(i) labour disputes, disruptions or declines in productivity;

(j) inability to attract sufficient numbers of qualified workers;

(k) disruption in the supply of energy and utilities; or

(l) major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms.

It is also possible that the costs of commencing production may be significantly greater than anticipated by the Company's management, and may be greater than funds available to the Company, in which circumstance the Company may curtail, or extend the timeframes for completing its business plans. This could have an adverse effect on the financial results of the Company.

In addition, any potential expansion of the Facility is subject to Health Canada regulatory approvals. While management does not anticipate significant issues receiving any necessary approvals in the future, the delay or denial of such approvals may have a material adverse impact on the business and may result in the Company not meeting anticipated or future demand when it arises.

Reliance on Management

Another risk associated with the production and sale of medical cannabis is the loss of important staff members. The Company is currently in good standing with all high level employees and believes that with well managed practices will remain in good standing. The success of the Company will be dependent upon the ability, expertise, judgment, discretion and good faith of its senior management and key personnel. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company's business, operating results or financial condition.

In addition, the Company’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them.

Insurance and Uninsured Risks

The Company's business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labour disputes and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

Although the Company maintains and intends to continue to maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in the operations of the Company is not generally available on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

The Corporation Will Be an Entrant Engaging in a New Industry

The medical cannabis industry is fairly new. There can be no assurance that an active and liquid market for the Class B Subordinate Voting Shares of the Company will continue and shareholders may find it difficult to resell their shares. Accordingly, no assurance can be given that the Company will be successful in the long term.

Dependence on Suppliers and Skilled Labour

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components. This could have an adverse effect on the financial results of the Company.

Reliance on a Single Facility

The Company’s proposed activities and resources are primarily focused on the Facility. Adverse changes or developments affecting the Facility could have a material and adverse effect on the Company’s business, financial condition and prospects.

Difficulty to Forecast

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Additional Financing

There is no guarantee that the Company will be able to execute on its strategy. The continued development of the Company may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business strategy or the Company ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Internal Controls

Effective internal controls are necessary for the Company to provide reliable financial reports and to help prevent fraud. Although the Company has undertaken a number of procedures and has implemented a number of safeguards, in each case, in order to help ensure the reliability of its financial reports, including those imposed on the Company under Canadian securities law, the Company cannot be certain that such measures will ensure that the Company will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's results of operations or cause it to fail to meet its reporting obligations. If the Company or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in the Company's consolidated financial statements and materially adversely affect the trading price of the Class B Subordinate Voting Shares.

Liquidity

There can be no assurance that an active trading market in the shares of the Company will be sustained. There is a significant liquidity risk associated with an investment in shares of the Company.

Dilution

The Corporation may issue equity securities to finance its activities, including future acquisitions. If the Company was to issue Class B Subordinate Voting Shares, existing holders of such shares may experience dilution in their holdings. Moreover, when the Company's intention to issue additional equity securities becomes publicly known, the Company's share price may be adversely affected.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company's ability to continue operating and the market price for Company's Class B Subordinate Voting Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources.

Interrelation of Business Components

If any components of the Company’s business plan are missing or incomplete, the Company may not be able to execute its’ entire business plan.

Technology Risk

Technological advances are happening at ever increasing rates. The Company believes that there will be a market for its products for the foreseeable future. However, there is no guarantee that new technologies will not largely supplant the need for the Company’s products in certain or all industries at some indeterminate point in the future.

Risks Related to the Medical Cannabis Industry

Cannabis is Not an Approved Drug or Medicine

Cannabis is not an approved drug or medicine in Canada. The Government of Canada does not endorse the use of cannabis, but the courts have required reasonable access to a legal source of cannabis when authorized by a healthcare practitioner.

Legislative or Regulatory Reform

The Company's operations will be subject to a variety of laws, regulations, guidelines and policies relating to the manufacture, import, export, management, packaging/labeling, advertising, sale, transportation, storage and disposal of medical cannabis but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment. While to the knowledge of the Company's management, the Company is currently in compliance with all such laws, changes to such laws, regulations and guidelines due to matters beyond the control of the Company, may cause adverse effects to its operations and financial condition.

The commercial medical cannabis industry is a new industry and the Company anticipates that such regulations will be subject to change as the Federal Government monitors licensed producers.

Unfavourable Publicity or Consumer Perception

Management of the Company believes the medical cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical cannabis produced. Consumer perception of the Company's proposed products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical cannabis market or any particular product, or consistent with earlier publicity.

Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company's proposed products and the business, results of operations, financial condition and cash flows of the Company. The Company's dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company's proposed products, and the results of operations, financial condition and cash flows of the Company.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical cannabis in general, or the Company's proposed products specifically, or associating the consumption of medical cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

Product Liability

If licensed as a distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of the Company's products would involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination.

Previously unknown adverse reactions resulting from human consumption of the Company's products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company's products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company's reputation with its clients and consumers generally, and could have a material adverse effect on the results of operations and financial condition of the Company. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company's potential products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Company's products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company's significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company's products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company's operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Competition

On October 19 2015, the Liberal Party of Canada (the "Party") obtained a majority government in Canada. The Party committed to the legalization of recreational cannabis in Canada. On April 13 2017, the federal government announced legislation to legalize the production and sale of cannabis, which legislation has now been passed and took effect on October 17 2018. The introduction of a recreational model for cannabis production and distribution will have impact on the medical cannabis market. The impact of this potential development may be negative for the Company and could result in increased levels of competition in its existing medical market and/or the entry of new competitors in the overall cannabis market in which the Company operates.

There is potential for the Company to face intense competition from other companies, some of which have longer operating histories and more financial resources, industry, manufacturing and marketing experience than the Company. Additionally, there is potential that the industry will undergo consolidation, creating larger companies that may have increased geographic scope and other economies of scale. Increased competition by larger and better-financed competitors with geographic and other structural advantages could materially and adversely affect the proposed business, financial condition and results of operations of the Company.

To date, the government has only issued a limited number of licenses under the ACMPR to produce and sell medical cannabis. There are, however, several hundred applicants for licenses. The number of licenses granted could have an impact on the operations of the Company. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. If the number of users of medical cannabis in Canada increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of the Company.

Client Acquisition and Retention

The Company’s success will depend to a substantial extent on the willingness of new patients to try or migrate to its service. If patients do not perceive the benefits of its services, then the market for these services may not develop at all, or it may develop more slowly than expected, either of which would significantly adversely affect operating results. In addition, as a new Company in this competitive market, the Company has limited insight into trends that may develop and affect its business. The Company may make errors in predicting and reacting to relevant economic and currency-related trends, which could harm its business.

There are many factors which could impact the Company’s ability to attract and retain patients, including but not limited to, desirable and effective product, the successful implementation of a patient-acquisition plan and the continued growth in the number of patients selecting cannabis as a treatment option and other companies producing and supplying similar products.

Strategic Partnerships

The Company’s business plan contemplates several strategic partnerships or relationships that may not necessarily materialize in the course of the Company’s business, particularly with respect to its proposed cultivation Facility. In connection therewith, the Company expects to be dependent on its strategic relationship with Auxly Cannabis Group Inc., whose management team is assisting the Company with all aspects the design, development, financing, build-out and operations of its Facility as well as the marketing, branding and distribution of the cannabis and cannabis-derived products generated by the Facility. If this relationship is unsuccessful, or if the Company is unsuccessful in maintaining it, the Company may be unable to effectively develop, manufacture, market and distribute its products in accordance with its business plan.

Transportation Risks

Due to the perishable nature of its proposed products, the Company will depend on fast and efficient third party transportation services to distribute its product. Any prolonged disruption of third party transportation services could have an adverse effect on the financial condition and results of operations of the Company.

Market Unpredictability

The current medical cannabis industry is relatively undeveloped. There is no certainty that the market of patients or recreational users will expand as sufficiently as industry analysts predict. In particular, the federal legalization of the recreational use of cannabis effective on October 17 2018 will have a significant impact on operations. It is unclear at this point what the form of such a market will be and whether the Company’s participation in it will be permitted or restricted by any of the as-yet unidentified federal, provincial and municipal rules, by-laws and regulations..

FINANCIAL INSTRUMENTS

Risk management and hedging activities

The Company’s financial instruments consist of cash and cash equivalents, other investments and trade payables

The fair value measurement of assets and liabilities recognized on the statement of financial position are categorized into levels within a fair value hierarchy based on the nature of valuation inputs.

The fair value hierarchy has the following levels:

Level 1:         Quoted prices in active markets for identical assets or liabilities;

Level 2:          Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3:          Inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents are classified as Level 1 within the fair value hierarchy.

Financial assets and financial liabilities were as follows:

		Assets/(liabilities) at	Available for
	Other	fair value through	sale financial
	liabilities	profit/loss	assets	Total
	($)	($)	($)	($)
Cash and cash equivalents	-	33,789,922	-	33,789,922
Trade payables	286,835	-	-	286,835

The Company’s activities expose it to a variety of financial risks, mainly being commodity price risk, liquidity risk and credit risk. Risk management is carried out by the Company’s management with guidance from the Audit Committee. It is management’s opinion that the Company is not exposed to significant credit risk, currency or market risks arising from the financial instruments.

Commodity price risk

The Company is not exposed to any material commodity price risk.

Sensitivity analysis

The Company believes the sensitivity to a plus or minus 1% change in interest rates would not have a significant impact on the reported net loss for the period ended September 30 2018.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, or can only do so at excessive cost. The Company does not yet generate revenues from its principal marijuana operations and has been generating cash flows primarily from financing activities for the periods ended September 30 2018 and December 31 2017.

The following is an analysis of financial obligations based on their due dates:

	Less than 1 year	1-5 years	More than 5 years	Totals
	($)	($)	($)	($)

September 30 2018:
Trade payables	286,835	-	-	286,835

December 31 2017:
Trade payables	1,265,996	-	-	1,265,996

There have been no changes to the Company's liquidity risk management policies since December 31 2017.

Considering the available liquidity as at September 30 2018, the expected burn rates from operations and future commitments, the Company's exposure to liquidity risk as at September 30 2018 is considered high. The Company expects to address this risk by raising funds through external financing as needed.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All of the Company's cash is deposited with a highly-rated financial institution, and accordingly, management considers credit risk to be low. There have been no changes to the Company's credit risk management policies since December 31 2017.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all receivables. To measure the expected credit losses, receivables have been grouped based on shared credit risk characteristics and the days past due.

The Company's maximum exposure to credit risk is presented below. All receivables are current and are due within 30 days.

		Liquidity by period
	Less than 1 year	More than 1 year	Non-liquid	Totals
	($)	($)	($)	($)

September 30 2018:
Cash	33,789,922	-	-	33,789,922
Sales tax recoverable	674,268	-	-	674,268

December 31 2017:
Cash	4,739,988	-	-	4,739,988
Sales tax recoverable	294,508	-	-	294,508

CAPITAL MANAGEMENT

The Company manages its capital with the following objectives:

• to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and

• to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the board of directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, reserves and deficit which at September 30 2018 totaled $66,405,447.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on activities related to its business activities.

The Company’s capital management objectives, policies and processes have remained unchanged during the period ended September 30 2018.

The Company is not subject to any externally imposed capital requirements.

DISCLOSURE AND INTERNAL FINANCIAL CONTROLS

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim financial statements and that (ii) the unaudited interim financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited interim financial statements.

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), the Company utilizes the Venture Issuer Basic Certificate which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of:

(a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

PROPOSED TRANSACTION

Letter of Intent to Acquire Therapix Biosciences Ltd.

On October 22, 2018, the Company announced the signing of a binding letter of intent (the “LOI”) to acquire Therapix Biosciences Ltd. (“Therapix Biosciences” or “Therapix”) (NASDAQ: TRPX) effective October 22, 2018. The Transaction (the “Transaction”) combines two highly-complementary businesses and creates a medical cannabis industry innovator focused on the research and development of advanced cannabinoid treatments.

Therapix Biosciences shareholders will receive $48 million (USD) of FSD stock upon closing of the Transaction. The Transaction is structured at a fixed price of $48M USD ($62.4M CAD), representing approximately 130 million class B subordinate shares of FSD Pharma and nearly 10% of the Company today. The final number of class B subordinated shares and percentage ownership of the Company will fluctuate based on the 20 day average of the FSD Pharma stock closing price on the date the Transaction is finalized. The Transaction is arms’ length and no finders fees have been paid. It is anticipated that the common shares of the Company will continue to be listed on the Canadian Securities Exchange (CSE) and the Frankfurt Stock Exchange (FRA), and the Company intends to apply to list on NASDAQ, subject to regulatory approvals. The terms of the LOI will be superseded by a definitive agreement, which FSD Pharma and Therapix intend to execute when completed.

The Transaction is subject to a number of customary conditions, including, but not limited to, the negotiation and execution of relevant transaction documents, regulatory approvals, completion of satisfactory due diligence by FSD Pharma and Therapix, and approval of the Transaction by the shareholders of Therapix. Subject to the satisfaction of these conditions and other conditions precedent, the Transaction is anticipated to be completed by Q1 2019.

Therapix is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists with a focus on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on repurposing an FDA-approved cannabinoid: THX-110 for the treatment of CNS disorders, THX-120 for the treatment of sleep disorders and the treatment of pain; THX-130 for the treatment of Mild Cognitive Impairment (MCI) and Traumatic Brain Injury (TBI); and THX-150 for the treatment of infectious diseases.